EXHIBIT 99.1

Wescast Industries Inc.
RENEWAL ANNUAL INFORMATION FORM
For the Year Ended January 2, 2005

March 18, 2005

Presentation of Information

Unless otherwise indicated, all information in this Annual Information Form (“AIF”) is presented as at and for the year ended January 2, 2005 and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles.

Documents Incorporated by Reference

The following documents are incorporated by reference into this AIF: (i) Wescast Industries Inc.‘s Management’s Discussion and Analysis for the year ended January 2, 2005, and (ii) Wescast Industries Inc.‘s audited consolidated financial statements and accompanying notes for the year ended January 2, 2005. These documents have been filed with applicable securities regulators in Canada and may be accessed at www.sedar.com and have also been filed with the Securities and Exchange Commission in the United States.

Forward-Looking Statements

The contents of this Annual Information Form (and the documents incorporated by reference) contain statements which, to the extent that they are not recitations of historical fact may constitute forward-looking information made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include financial and other projections as well as statements regarding Wescast Industries Inc.‘s (“Wescast”) future plans, objectives, performance or the Company’s underlying assumptions. The words “may”, “would”, “could”, “will”, “likely”, “expect,” “anticipate,” “intend”, “estimate”, “intend”, “plan”, “forecast”, “project”, “estimate” and “believe” or other similar words and phrases are intended to identify forward-looking statements. Persons reading this Annual Information Form are cautioned that such statements are only predictions, and that Wescast’s actual future results or performance may be materially different.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards on our reported financial results, fluctuations in interest rates, changes in consumer and business confidence levels, consumers’ personal debt levels, vehicle prices, the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers, environmental emission regulations, fuel prices and availability, the continuation and extent of outsourcing by automotive manufacturers, changes in raw material and other input costs, our ability to continue to meet customer specifications relating to product performance, cost, quality, delivery and service, industry cyclicality or seasonality, trade and/or labour issues or disruptions, customer pricing pressures, pricing concessions and cost absorptions; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays price reduction pressures, dependence on certain engine programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed, our relationship with and dependence on certain customers, currency exposure, failures in implementing Wescast’s strategy, technological developments by Wescast’s competitors, government and regulatory policies and changes in the competitive environment in which Wescast operates. Wescast does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form or to reflect the occurrence of unanticipated events, except as required by law.

TABLE OF CONTENTS

	Page Reference

	Annual	MD&A
	Information	(Incorporated by
	Form	Reference *)

CORPORATE STRUCTURE	4

Name and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

DESCRIPTION OF THE BUSINESS	7

General	7
Sales and Marketing	9
Sources, Pricing and Availability of Raw Materials	10
Seasonality	12
Recent Trends in the Automotive Industry	12
Competition	14
Research and Development Activities	15
Economic/Contract Dependence	16
Environmental	17
Human Resources	18
Credit Facilities	19
Litigation	20
Principal Properties	20
Risk Factors		24 - 27

DIVIDENDS	20

DESCRIPTION OF CAPITAL STRUCTURE	21

MARKET FOR SECURITIES	22

Trading Price and Volume	22
Takeover Bid Protection	23

DIRECTORS AND OFFICERS	23

Directors - Name, Occupation & Security Holdings	24
Committee Memberships	24
Executive Officers	26
Additional Disclosure for Directors and Executive Officers	27

TRANSFER AGENT AND REGISTRAR	27

NAMES AND INTERESTS OF EXPERTS	27

CODE OF ETHICS	27

AUDIT COMMITTEE INFORMATION	28

MATERIAL CONTRACTS	30

ADDITIONAL INFORMATION	30

APPENDIX 1 - AUDIT COMMITTEE CHARTER	32

* Reference: Parts of the 2004 Management's Discussion & Analysis of Wescast Industries Inc. for the year ended January 2, 2005 (“MD & A ”) are incorporated by reference into this Annual Information Form.

CORPORATE STRUCTURE

Name and Incorporation

Pursuant to articles of amalgamation dated October 31, 1994, Wescast Industries Inc. amalgamated with Western Machining Inc. and LFT Investments Ltd. under the Business Corporations Act (Ontario) to form Wescast Industries Inc. (“Wescast”). References to “Wescast” or the “Company” in this Annual Information Form (“AIF”) include Wescast Industries Inc. and its subsidiaries. Wescast’s corporate office is located at 150 Savannah Oaks Drive, Brantford, Ontario, N3T 5L8. Wescast’s registered office is located at 200 Water Street, Wingham, Ontario, N0G 2W0.

Intercorporate Relationships

The following is a list of subsidiaries of Wescast Industries Inc. as of January 2, 2005 and their respective jurisdictions of incorporation.

	Jurisdiction of	Percent of voting
Principal Subsidiaries of Wescast	Incorporation	shares owned by
		Wescast

1102734 Ontario Inc.	Ontario	100

1277521 Ontario Inc.	Ontario	100

Wescast Industries GmbH	Germany	100

Wescast U.K. Limited	England	100

Wescast Japan, K.K	Japan	100

Wescast France SARL	France	100

Weslin Industries Inc.	Ontario	100

• Wescast Hungary Autoipari Rt.	Hungary	100

Wescast Holdings USA, Inc.	Delaware	100

• Wescast (USA) Inc.	Delaware	100

• Wescast Industries of Georgia, Inc.	Delaware	100

- Wescast Industries Cordele, LLC	Delaware	100

United Machining Inc.	Michigan	49%(1)

(1)   Wescast owns 100% of the outstanding shares of all subsidiaries except for United Machining Inc., of which Wescast owns 49% of the outstanding shares.

GENERAL DEVELOPMENT OF THE BUSINESS

Wescast is the successor to a company founded in 1901. The Company currently operates in the automotive industry, where substantially all of its revenues are generated through the sale of exhaust manifolds and related products.

On November 1, 1994, Wescast completed an initial public offering of Class A Subordinate Voting Shares (“Class A Shares”) and the Class A Shares began trading on the NASDAQ Stock Market.

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In January 1996, Wescast’s Class A Shares commenced trading on the Toronto Stock Exchange.

In early 1998, Wescast acquired a 49% joint venture interest in United Machining Inc. (“UMI”). The Michigan Minority Business Development Council certified UMI as a “minority” supply source. This certification enables UMI to bid on business that it might otherwise not be able to.

Since 1998, Wescast has established sales and technical development centres in the United States, Germany, United Kingdom, France and Japan. These initiatives are intended to support the Company’s present and future customers and to assist in future growth.

In 2000, a state of the art casting facility in Wingham, Ontario was successfully launched. Also in 2000, Wescast moved its US joint venture, UMI, into a new expanded production facility to accommodate increased volumes. In 2000, an addition to the Wingham machining facility was completed to provide for additional machine lines to accommodate new programs.

In 2001, Weslin Industries Inc., a joint venture between Wescast and Linamar Corporation, commissioned a state of the art foundry and integrated machining facility. This facility is located in Oroszlany, Hungary.

During 2001, the decision was made to close Wescast’s stainless steel facility in Stratford. All costs associated with the shutdown were reflected in the Company’s 2001 fiscal year. As of June 30, 2002, all production programs of the stainless steel business were transferred to other manufacturers. Several of the related manufacturing assets were transferred to other operating facilities and we are currently pursuing buyers for the remainder of the assets.

In 2002, Wescast became one of the first foundries to achieve ISO/TS 16949 certification at all five of its Ontario manufacturing facilities. This international quality system defines system and process expectations to ensure on-time delivery, cost control and quality assurance. It is recognized and required by all major original equipment manufacturers (“OEMs”) and replaced QS-9000. This certification recognizes Wescast’s strong commitment to customer requirements and quality.

Wescast entered the chassis segment in 2002 with the acquisition of 100% of Georgia Ductile Foundries, LLC (renamed Wescast Industries Cordele, LLC, “Cordele”). Cordele is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components. The total purchase price, including the assumption of debt, was $123 million.

During 2002, Wescast also completed construction of a new Technical Development Centre and Corporate Office, the Richard W. LeVan Centre. This centre is the home for the corporate support group including the technical teams which have been relocated from various facilities.

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It consolidates all of the Company’s research and development, product design and testing activities in one state-of- the- art facility, and houses a mini-foundry and a machine shop for making prototypes and for advanced engineering projects.

A sales and design office located in Yokohama, Japan, opened in late October, 2003. Wescast believes that increasing its presence with full-time local support provides benefits to current and new customers within the Asian market. This office is expected to network with the Company’s other sales and design centres in North America and Europe to design and develop cast products and systems for the powertrain segment.

In late 2003, the Company completed its impairment test of the goodwill acquired in conjunction with the 2002 acquisition of Cordele. The impairment test was carried out to determine whether the fair value of the Cordele operation supported the carrying value of the operations’ net assets including goodwill. As a result of the review, it was concluded that the goodwill was fully impaired. The Company recorded a pre-tax non-cash goodwill impairment charge of $41.5 million ($27.4 million, after tax) related to its chassis segment.

In June 2004, the Company adopted a revised customer-driven global powertrain strategy built on its successful core competency of designing, casting and machining powertrain components.

In July 2004, and in light of this revised strategy, the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia operation. The impact of severe downward pressure on market prices and increased offshore competition combined with the escalation of raw materials costs, and inconsistent operating performance resulted in the chassis business falling well short of financial performance targets. With the assistance of outside advisors, the Company has been marketing this business for sale as a going concern. The Company has not been able to secure a buyer for the business. As a result, the Company has decided to wind down the facility and it is estimated that all production activities will be concluded at the Cordele operation by the end of the second quarter of 2005. The Company will coordinate with existing customers to ensure a continuity of supply while production requirements are transferred to other suppliers. The Company will be pursuing buyers for the manufacturing assets and property subsequent to completion of production. In 2004, the Company recorded a $61.6 million net loss for the Cordele facility and reclassified the operation as discontinued.

In August 2004, Wescast acquired Linamar Corporation’s 50% interest in Weslin Industries Inc., pursuant to the terms of the joint-venture agreement between the parties.

Wescast sees high potential in further expanding the powertrain business further by following its customers into the Asian marketplace. The Company continues to evaluate both the threats and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The Company views the emerging domestic market opportunities in Asia to be well aligned with its global powertrain strategy. Throughout 2004, the Company was actively

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reviewing specific business opportunities with potential business partners in Asia that will enable the Company to participate in this market.

In February 2005, the Company announced its decision to close its Brantford, Ontario foundry operation and expects to phase out this operation during the course of 2005. It is anticipated that the Brantford foundry will start transferring production requirements to other manufacturing facilities starting in April 2005, with the transition to be completed by the end of 2005. With the closure of the Brantford foundry, it is anticipated that approximately $25 million of operating costs can be eliminated on an annualized basis starting in 2006. Effective capacity utilization at the two Wingham foundries is expected to increase to a level in excess of 90%, allowing for greater efficiencies and improved capital asset utilization. The Company expects further savings and synergies associated with having three of its production facilities in close geographic proximity to one another. The closure of the Brantford foundry is expected to affect approximately 340 hourly and salaried employees, although there may be some opportunities for employees to transfer to the Wingham locations. The Company believes that the efficiency gains targeted in the Company’s core North American powertrain operations will allow the Company to become more cost-competitive.

In 2005, the focus of the Company’s core powertrain segment in North America will continue to become more cost-competitive in an effort to address the significant pressure on pricing that is being exerted by customers. This pressure has intensified with the growing threat from competitors based in low-cost countries, especially China, as well as increased raw material costs and lower Domestic Big 3 (as defined below) market share. To meet these challenges, the Company intends to continue to pursue aggressive year-over-year cost-reduction targets in the foundry and machining operations.

In 2005, the focus of the Company’s European powertrain segment Wescast Hungary Rt. (“Wescast Hungary”) will be to improve operating metrics and achieve the successful launch of six new programs which includes machine line commissioning. This segment is also experiencing high raw material costs for scrap steel and moly.

The Company plans to maintain its commitment to fund research and development activities, focusing on three specific areas, namely: product, process and materials.

For additional information regarding the general development of Wescast’s business, see pages 1 to 15 and 20 to 47 of the 2004 Annual Report of Wescast Industries Inc. which pages are incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

General

Companies which supply directly to OEMs and which design, engineer and manufacture are generally referred to in the automotive industry as “Tier 1” suppliers. Tier 1 suppliers may be

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awarded longer term purchase orders by OEMs as a result of their involvement in the development or design of the product with the OEM. Tier 1 suppliers generally have the capability to supply these components on a just-in-time basis which helps the OEMs reduce or otherwise better manage inventory levels.

As a Tier 1 supplier, Wescast currently designs, casts, machines and assembles high-quality engineered iron products for the automotive industry. Its resources are strategically aligned to meet the unique customer-specific requirements in two geographic segments – North America and Europe. The Company’s manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The Company believes that the combination of its design and high-quality manufacturing creates unique value for the customers in the markets that it serves.

The exhaust manifold is a critical engine component because its design affects overall engine performance, including fuel efficiency, output horsepower, effectiveness of the catalytic converter, environmental emissions and engine sound volume. The production of exhaust manifolds is essentially a two-step process consisting of: (1) casting, which is the pouring of molten iron into sand molds; and (2) machining, which is the finishing of the raw exhaust manifold by milling, drilling, tapping, assembling and testing by highly-automated machines to prepare the exhaust manifold for final assembly on the engine. Wescast’s exhaust manifolds are made of ductile iron or high alloy SiMo ductile iron, and currently cast at foundries in Brantford and Wingham, Ontario and in Oroszlany, Hungary. They are machined in Wingham and Strathroy, Ontario, Sterling Heights, Michigan and in Oroszlany, Hungary. The manifolds are designed, engineered and manufactured in close collaboration with the Company’s customers to meet their performance, pricing and quality requirements.

In 2004, Wescast’s operations were conducted primarily in Canada, the United States and Hungary; however, most of its products were exported to the United States and Europe. For the fiscal year ended January 2, 2005, consolidated sales to the Company’s three largest customers, General Motors, Ford Motor Company and DaimlerChrysler amounted to 88% of consolidated sales (compared to 84% of consolidated sales in 2003).

The North American powertrain segment is focused on the design and manufacturing of exhaust system components for sale primarily to General Motors, Ford Motor Company and DaimlerChrysler (“the Domestic Big 3”) as well as Tier 1 customers for car and light truck markets in North America and Europe. The Company’s powertrain operations in North America are well established and in the fiscal year ended January 2, 2005 represented 92% of consolidated sales compared to 95% in the preceding fiscal year.

The European powertrain segment is conducted through Wescast Hungary, a relatively new operation. The European operation represents a developing business and comprised 8% of the Company’s consolidated sales in the fiscal year ended January 2, 2005, compared to 5% in 2003. In January 2003, commercial production began and since then, Wescast Hungary has

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captured 6% of the European market with a premier customer list that includes Renault, Honeywell (formerly Garrett), BorgWarner, Volkswagen, Audi and Ford of Europe. Europe represents Wescast’s best near-term opportunity to expand its customer base through our ability to design, cast and machine manifolds, integrated turbo manifolds and turbo housings – a distinct strategic advantage in a growing market. The European market also includes a high percentage of diesel engines – another opportunity for growth for turbo charger housings.

Over the longer term, we expect the turbo market to grow in North America as the market here turns to diesel as an alternative to increasing gasoline prices. Diesel is the obvious successor to gasoline because of its lower price and ease with which it fits in to the North American infrastructure. Our expertise in turbo diesel exhaust applications will enable us to capitalize on these opportunities when the time is right.

Sales and Marketing

Wescast sells its products to North American OEMs, located in Canada and the US through our sales personnel located at our U.S. sales office in Michigan. Sales to OEMs in Europe are made through the Company’s sales office located in Kassel, Germany. We also have sales offices in the United Kingdom, France and Japan.

The Company typically receives a purchase order to produce a particular product for one or more model years. However, firm orders are usually created only when Wescast receives releases under such purchase orders, authorizing the Company to produce and deliver specific quantities of the product. Once a purchase order is received by the Company from an OEM, the actual volume produced under the purchase order in any given year is dependent upon the actual number of engines produced or planned to be produced by the OEM. Actual OEM production levels of a particular engine program may vary significantly from OEM estimates and such product may be delayed or cancelled, often without any compensation to Wescast. The Company has seen a change in the sourcing practices of its OEM customers, as it relates to the Company’s products. The historical experience was for a customer to award the supplier with the commercial production requirements for a product related to a specific engine program. Assuming delivery, quality, and other performance criteria were maintained, the supplier would retain and supply the product over the life of the engine program. Customers now routinely market test their purchasing requirements globally, and throughout the life of the engine program, to ensure they are continuing to receive globally competitive pricing. This accelerates the timeframe over which the Company’s current business can be impacted by global competition. Although OEMs are not usually contractually committed to using a particular manufacturer to supply a product throughout the time such product is required by the OEM, it has been the Company’s experience that once a commercial production order for a product for a particular engine has been obtained, the Company will generally continue to produce that product throughout the entire time the product is required by the OEM.

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In certain circumstances, the Company may also obtain production programs on a “takeover” basis. These programs are typically already in production at OEM facilities or the facilities of our competitors and, for various reasons, are re-sourced to Wescast.

Sources, Pricing and Availability of Raw Materials

The Company’s production costs are dependent on the price of certain raw materials and other commodities, including scrap steel, molybdenum (“moly”) and electricity.

Scrap Steel Pricing

The key drivers to the significant upward price movement for steel has come from two fronts: One, the incremental demand of material moving off-shore, primarily to China; and the strong US economy which has seen US steel mills operating at over 90% capacity. China’s exponential growth continues to push the Pacific Rim region to be a large importer of scrap steel, primarily from Europe and North America. Pricing of scrap steel in Canada is heavily influenced by this “export” pressure and has been somewhat softened by the rising Canadian dollar against the US currency. Market forecasters have had difficulty in making accurate predictions, as the circumstances in 2004 were unprecedented in recent history. Only recently has the price of steel shown some signs of stability. While prices are predicted to drop in 2005 from their high point of $512 Canadian/ton in 2004, the prediction is that a new baseline will be established in the $300-$350 range. The Company has only limited ability to influence pricing partially due to its material specifications, but more importantly due to the global competition for Ontario’s scrap steel.

The factors that mainly influence the cost and supply of foundry scrap steel include: overseas demand, availability of scrap alternatives, increased use of high strength steel, offshore manufacturing and normal market factors.

However, Ontario is a net exporter of scrap steel and the Company believes that there is not an overall supply risk. The Company obtains the majority of its scrap steel from two producers in Ontario.

Molybdenum Pricing

The Company experienced an unprecedented upwards climb in molybdenum pricing throughout 2004. As a commodity that has no futures market, pricing has increased exponentially over the past 30 months. While the 15 year average price for moly prior to 2002 was under $4 US per pound, the average price per pound which the Company experienced in 2004 was $15 US per pound and has since reached $34 US per pound. Unlike previous years where the demand has been fairly stable, 2004 saw a large increase in demand and a supply base that has been unable to meet demand. There are two primary reasons for the rising prices witnessed in 2004. The first relates to global economic strength, specifically in China. Europe

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remains the largest consumer of moly followed by Asia (primarily China and Japan) and then North America. Europe and Japan’s appetite for moly used in stainless steel production facilities remains a key driver in this increasing demand. China has begun to reduce its exports of moly in order to support its own domestic requirements. The second reason is a lack of global capacity to convert moly concentrates to moly oxide and then finally to ferro-moly, which is the form used by the Company. The research and manufacturing groups are evaluating alternate materials to use in the Company’s production processes.

The primary sources of supply of molybdenum are the United States, China, Chile, Russia and Canada. There are currently three suppliers in North America and one broker in China. The factors that influence the cost and supply of molybdenum include: global demand, environmental issues and merchant activity.

The Company has a current agreement with a North American supplier to ensure up to 110% coverage of the Company’s 2005 forecasted volume requirements. Additional volume can be supplemented by spot purchases.

The following graph shows the trend in steel and moly pricing for 2003 to 2004.

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Electricity Pricing

The Company’s Foundry Technology group maintains an electrical forecasting model for each plant which incorporates various operations data to estimate how much electrical energy is required and when it will be used. Energy cost varies on an hourly basis and its variability changes throughout the year. In order to manage the price risk, the Company’s approach has been to obtain a fixed price contract for approximately 80% of the operating demand in the on-peak period equating to about 95% of the on-peak energy requirement. The remainder of the energy is purchased at the Hourly Ontario Energy Price (HOEP). Energy delivery costs are regulated by the Ontario Energy Board (OEB).

Natural Gas Pricing

The Company’s Foundry Technology and Materials & Procurement groups establish natural gas purchase contracts in September and November of each year. This fixes the Company’s cost of natural gas for the following year. Included in the total cost of gas are delivery and transportation charges which represent approximately 25% of the Company’s total cost of natural gas. The delivery tariffs are regulated by the OEB.

The inability to maintain current sources for raw materials or energy or to develop alternate sources at competitive prices and quality could adversely affect the Company’s financial condition and results of operations.

Seasonality

Historically, Wescast’s sales and production volumes are generally lower in the months of July and August of each year due to summer shutdowns and model changeovers by the OEMs. Also, North American production volumes are usually lower during the months of December and January of each year because of the Domestic Big 3 shutdowns associated with the Christmas and New Year’s holiday season.

Recent Trends in the Automotive Industry

The Company believes that the following industry trends are driving opportunity and placing demands on suppliers.

Increasing pricing pressure on automotive suppliers

Lowest cost has become the single most important deciding factor by the Domestic Big 3 in sourcing new business to automotive suppliers. This has been caused by the fierce competition among all of them and the extreme financial pressure and loss of market share that the Domestic Big 3 have been experiencing. Increasing price reduction pressures from the Company’s customers could reduce profit margins. Historically, the Company has entered

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into, and will continue to enter into, supply agreements with its customers that provide for, among other things, price concessions over the term of the agreement. In the past, these concessions have been largely offset by cost reductions resulting from product and process improvements. The competitive global automotive industry environment has caused these pricing pressures to intensify. To the extent that these price reductions continue in the future and are not offset through cost reductions, the Company’s future profit margins may be adversely affected.

Evolving role of automotive suppliers with respect to technology and innovation

OEMs have placed more and more responsibility for technology and design on Tier 1 suppliers such as Wescast. Suppliers are expected to bring new technology through design, new materials and new processes to help OEMs gain an edge with respect to competition.

Increasing outsourcing and processing

As the Domestic Big 3 strive to reduce capital expenditures and operating expenses, they have increasingly outsourced their requirements for assemblies and components. This is one of the reasons that Wescast has seen its machining penetration increase over recent years, along with an increase in sub-assembly work performed at Wescast’s machine shops. In 2004, Wescast’s North American machining penetration increased from 78% to 83% (meaning Wescast machined 83% of the manifolds that it cast). This trend represents an increase in total machining penetration of more than 20% since 2000. Wescast believes that the significant cost and competitive pressures faced by the Domestic Big 3, combined with the expansion in the capabilities of their suppliers, has resulted in the Domestic Big 3 looking to their suppliers to design and deliver fewer components and more automotive “systems” which reduces complexity and costs for the Domestic Big 3.

Globalization and consolidation of the automotive supply base

The Domestic Big 3 are working to reduce the number of suppliers they have and fewer, larger, competent suppliers with global reach and capabilities will emerge. Tier 1 suppliers such as Wescast are required to have the financial strength, technical capabilities and geographic reach required to support the design, engineering, manufacturing, sales and program support needs of the Domestic Big 3 in many countries. The cost pressure faced by the Domestic Big 3 has resulted in the development by them of global platforms. In order to achieve economies of scale on a worldwide basis, the Domestic Big 3 are increasingly developing vehicles based on common platforms. These “world cars” result in significantly reduced design, development and engineering costs and maximize the purchasing power of the Domestic Big 3 with respect to raw materials required in their production.

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Powertrain technology

Trends that specifically impact the Company’s core manifold business are those inherent to the internal combustion engine. These trends will continue driving current and future engine technology for quite some time and these include better engine performance, tighter emission regulations, lower cost, better fuel economy, lower weight, higher temperature requirements and increased diesel applications.

New engine technologies

Wescast continues to monitor new engine technologies, including fuel cell technology. The Company believes that there are several barriers to the success of fuel cell technology which include:

•	the relative cost of the product. The fuel cell stack and hydrocarbon reformer components are very expensive, as high as 4-10 times the cost of an internal combustion engine;
•	hydrogen infrastructure would require hundreds of billions of dollars to implement and refit existing fuel stations;
•	competitive technologies such as the internal combustion engine and hybrid technology (which requires an exhaust manifold) will continue to make improvements with respect to emissions and fuel economy to counter this possible threat; and
•	fuel cell technology will encounter political barriers as a large number of businesses and employment stem from the existence of the internal combustion engine.

Competition

The exhaust manifold business is highly competitive. The Company believes that the primary elements of this competition are price, quality and service, including delivery time. The worldwide demand for exhaust manifolds is basically satisfied by two distinct types or styles of manifold designs: fabricated and cast. Wescast’s manifold production is exclusively focused on cast manifolds. A cast manifold is produced using various grades of ductile iron, each with different temperature and performance characteristics, using a green sand mould process. The manufacture of fabricated manifolds involves the bending and welding of steel tubes to meet the shape and style of the product design. In North America, the use of cast iron manifolds has traditionally dominated the marketplace. Cast manifold designs are currently estimated by the Company to represent approximately 80% of the overall demand for manifolds in North America. In other parts of the world fabricated manifolds command a far greater share of the marketplace. The Company estimates that 45% of the current worldwide demand for exhaust manifold production is represented by fabricated designs. The difference in demand is influenced by customer preferences, historical use and production volume levels.

Wescast’s overall share of the North American exhaust manifold market totalled approximately 55% in the fiscal year 2004 (holding steady from approximately 55% in fiscal year 2003),

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based upon the total number of passenger cars and light trucks produced in North America. The decrease in market share was mainly due to our loss of market share at Ford, as it resourced four programs to Chinese suppliers. These lost programs, combined with less demand for the General Motors GEN III V8 and L850 programs, more than offset increased demand on newly launched General Motors 3500 V6, General Motors 3.6L HF V6, and DaimlerChrysler 2.7L and 3.5L LX manifold programs.

Wescast believes that it has distinguished itself from its North American and international competitors by taking a focused factory approach on manufacturing cast exhaust manifolds. Wescast also believes this specialization has enabled it to become a technological leader in the manufacture of exhaust manifolds and to capture efficiencies by reducing variation in its manufacturing processes. The Company’s exhaust manifold design, development, quality and production capabilities have been recognized by its customers on numerous occasions.

The Company’s competitors include U.S. and international suppliers who may enjoy lower labour and other costs and may not be subject to the currency risks that the Company bears. While the Company is the largest producer of exhaust manifolds for the North American market, many of its competitors or potential competitors are larger and more diversified and have greater resources than the Company. There can be no assurance that Wescast’s business will not be adversely affected by increased competition in the market in which it currently operates or in markets in which it will operate in the future, or that the Company will be able to improve or maintain its profit margins on sales to OEMs or their suppliers.

Research and Development Activities

Wescast spent approximately $6.6 million on research and development activities in 2004. The Company believes that products that are highly engineered generally carry better returns than simple commodity-type products, and that a significant portion of new programs in recent years have been the result of the Company’s design and engineering capabilities and product innovation.

Wescast believes that its engineering and design capabilities are well suited to meet the changing needs of its current and potential customers. Wescast believes that such customers are faced with, among others, the following specific needs:

•	the need to reduce engine emission levels;
•	the need to deal with higher engine temperatures through new materials;
•	the need to meet customer-driven demand for high horsepower levels, given the constraints above; and
•	the potential for an increased use of diesel-powered vehicles in North America to help meet corporate average fuel economy (“CAFE”) levels.

In 2004, the Company implemented a Product Knowledge Management system that consolidates and controls all sales, design and quality product data electronically as it relates to

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the Advanced Quality Planning process. This system is a large centralized database available to functional groups containing product data organized by program and part number. It is a workflow “engine” that provides process management and automation along with a visualization tool that allows viewing, markup and interrogation of product geometry in two and three dimensions. The practice of managing and leveraging product information and knowledge more effectively translates into faster cycle times, better quality products, increased innovation, improved profitability and improved customer satisfaction.

Wescast has also introduced an “Evergreen” system, a process designed to manage the development of new technology in the areas of process, products and materials across our organization. The benefits of this system include improved partnership between manufacturing and technology groups, improved management of priorities and resources, and technology protection.

Economic/Contract Dependence

The Company is largely dependent upon three customers, the domestic Big 3 automakers. As a result, it is exposed to any loss in market share or less-than-projected light vehicle sales by General Motors, Ford and DaimlerChrysler, for which the Company supplies powertrain components.

The Company’s top five North American powertrain programs projected for 2005, based on unit production, are represented by the following customer platforms:

OEM	Platform/Program	Vehicle Application(s)

GM	4.8/5.3/6.0L GEN III V8	Silverado, Sierra, Suburban, Yukon, Escalade, etc.

Ford	5.4 L 3V V8	F150, F250, Expedition, Navigator

Ford / Navistar	6.0 L V8 Navistar Diesel	F-250, F-350, Excursion

GM	3500 V6	Malibu, G6

Nissan	3.5 L ZV5 V6	Maxima, Altima, Quest

Penetration of non-Big 3 customers would assist Wescast to diversify its revenue base and reduce this concentration of risk. The expansion of the Company’s global business platform will aid in these diversification efforts.

wescast industries inc.	Annual Information Form	Page 16

The Company’s top five powertrain programs in Europe projected for 2005, based on unit production are represented by the following customer platforms:

OEM	Platform/Program	Vehicle Application(s)

Ford	4.0L SOHC V6	Explorer, Ranger

BorgWarner	1.5L Diesel I4	Turbo-charger for 1.5l Diesel Renault Clio, Megane

Ford	4.0L SOHC V6	Mustang

Turbo charger for Fiat (Punto), Opel (Corsa), Suzuki (Wagon R+), Lancia
BorgWarner	1.3L GM/Fiat	(Epsilon)

Audi	1.6L I4	Audi A3, VW Golf

The Company could be negatively impacted by government regulations, including U.S. Corporate Average Fuel Economy standards or emissions regulations and Canadian, European and American federal, provincial, state and local environmental laws and regulations that have an adverse impact on the automotive industry. New product research at Wescast is focused on innovations that will allow the Company to take advantage of these changes.

Environmental

Wescast believes it has established and maintains sound environmental practices. The ISO 14001 Environmental Management System International Standard is now integrated into the culture of Wescast. The most significant benefit from implementing ISO 14001 is the ability to demonstrate, through third party verification, Wescast’s degree of success in protecting the environment. The Company monitors and controls the impact of all production processes, and has developed policies, which in conjunction with its compliance with laws and regulations, have the objective of assuring a safe and healthy environment for its employees and communities. For example, Wescast has indoor air and noise monitoring programs in place at all facilities to ensure employee protection and shares those results with employees through its intranet site. External stack emissions are regulated by the Ministry of Environment and Wescast’s ventilation systems have been designed to maintain external emissions below regulated limits. Some facilities must also meet external noise requirements to ensure public disturbance is minimized and monitoring is in place for this purpose. Wescast strives to reduce water usage wherever possible through different cooling strategies and maintaining and optimizing equipment. Storm water that leaves Wescast sites is also monitored.

The Company strives to recycle materials wherever possible. In order to be environmentally conscious and help offset rising raw material costs, metal chips from our machining facilities are re-melted in our foundry operations. In 2003, equipment was installed to process the metal chips for re-melt internally, further reducing the environmental impact and costs of trucking to an outside company for processing. Wescast recycles or reuses almost 100% of the spent foundry materials either in-house or off-site.

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Internal environmental compliance audits and internal and external system audits are performed two times per year. Through the Company’s standardized Environmental Operating System (EOS) measurables at all of its facilities, it monitors opportunities to maximize recycling opportunities, reduce waste, employ efficient energy management and encourage the sharing of best management practices.

Wescast believes that existing environmental laws and regulations have not had a significant material effect on Wescast’s operations or financial condition. In 2003, the cost to operate and maintain emission control equipment and environmental monitoring and measurement at our Ontario facilities was approximately $5.0 million. Environmental monitoring and measurement for Wescast Hungary was approximately $300,000. Spending on capital improvements at these facilities relating to environmental practices was approximately $500,000.

The Company anticipates that in future years the amount of annual expenditures in respect of environmental operating expenses will remain substantially similar to such expenditures in the past year.

Human Resources

Wescast believes that an integral part of its success and reputation for quality and performance is due to each employee’s effort to maintain a commitment to excellence. In the late 1980‘s, Wescast began the process of developing a participative management process designed around the principles of identity, participation, competence, and equity. The formal plan became effective on July 1, 1989, and was named HEART (Helping Everyone Achieve Rewards Together). The components and structure of the plan, including an employee bonus plan, are reviewed and updated on a regular basis.

As at January 2, 2005, Wescast had approximately 2,500 employees (including employees of Wescast Hungary Autoipari Rt. and Wescast Cordele LLC (but excluding employees of the joint venture at United Machining Inc. in Michigan).

The Company’s manufacturing employees have specialized manufacturing process and tooling design expertise. The engineering and design staff have specialized manifold design, analysis and testing expertise, and the research group has proprietary materials knowledge, process and product knowledge.

The Canadian Auto Workers (“CAW”) union represents approximately 44% of the total number of the Company’s employees pursuant to four collective agreements. The agreement relating to Wescast’s two Wingham casting facilities, covering approximately 420 employees will expire on June 30, 2005. The Company believes that relations between the CAW and management are good and that these collective agreements will be successfully renegotiated. Collective labour agreements in place at the Wingham Machining, Strathroy Machining and Brantford Casting facilities, representing approximately 700 CAW employees, expired in 2004.

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The Strathroy Machining contract was settled after a 10 day work stoppage and the Wingham Machining contract was settled after a 4 day work stoppage. A new 3-year contract at the Brantford facility was successfully negotiated without any work stoppages. No customer shipments were delayed during any of these negotiations.

In July 2004, the Company announced its intention to exit the chassis business. As the Company has not been able to successfully negotiate a sale of this business, Wescast has decided to wind down the chassis business by the end of the second quarter of 2005. This will affect approximately 350 employees.

In February 2005, the Company announced its intention to phase out the Brantford facility in 2005. This decision will affect approximately 340 employees. Management has entered into discussions with Union leadership on how to provide appropriate support to those affected.

Credit Facilities

In December 2004, the Company amended its banking facilities. A credit agreement was put in place that provides for a committed revolving credit facility in the amount of $125 million through December 2007. The facility, which is unsecured, is guaranteed by the Company and one material subsidiary, Wescast Hungary. As of January 2, 2005, $93.9 million was available under the facility.

The credit agreement requires the Company to maintain certain financial ratios and imposes limitations on specified activities. The Company was in compliance with these covenants at January 2, 2005.

Borrowings under the credit agreement are available as selected by the Company by way of: i) Prime Loans, ii) U.S. Base Rate Loans, iii) LIBOR Loans, iv) Bankers’ Acceptances, and v) Letter of Credit or Letter of Guarantee, plus applicable interest rate margin. The margin varies depending on specified financial ratios.

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Litigation

The Company is not a party to, nor is any of its property the subject of, any legal proceedings involving a claim for damages exceeding 10% of the current assets of the Company.

Principal Properties

The Company’s principal facilities as at January 2, 2005 are listed below:

Canada

200 Water Street, Wingham, Ontario	160,000 square foot owned facility; used to cast exhaust manifolds
R.R.#4, Wingham, Ontario	125,600 square foot owned facility; used to cast exhaust manifolds
799 Powerline Road W., Brantford, Ontario	136,500 square foot owned facility; used to cast exhaust manifolds
100 Water Street ,Wingham, Ontario	121,400 square foot owned facility; used to machine exhaust manifolds
28648 Centre Road, Strathroy, Ontario	121,000 square foot owned facility; used to machine exhaust manifolds
150 Savannah Oaks Drive Brantford, Ontario	78,000 square foot owned facility, used to house the design and corporate support group. It houses a mini-foundry and machine shop.
Hungary

2840 Oroszlany, Szent Borbala u. 16	225,000 square foot owned facility; used to cast and machine exhaust manifolds
United States

402 George Mathews Drive, Cordele, Georgia	147,200 square foot owned facility, used to cast suspension and brake components
49% owned joint venture
6300 - 181/2Mile Rd Sterling Heights, Michigan	80,000 square foot leased facility; used to machine exhaust manifolds

Wescast currently operates its manufacturing facilities on a multi-shift basis. As disclosed above, the Company has announced its intention to phase out the Brantford casting facility over the course of 2005. Wescast believes that the two Wingham casting foundries will be adequate to meet its anticipated production requirements for the foreseeable future. The Company does not have any immediate plans for the Brantford facility and is reviewing various alternatives.

As previously disclosed, the Company will also be winding down the Cordele casting operation in 2005.

DIVIDENDS

Wescast started paying cash dividends on its Class A Shares and Class B Common Shares on a quarterly basis in 1995. Unless the Board of Directors determines otherwise, the Company’s policy is to generally set its annual dividend to approximately 10% of the previous year’s net earnings.

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The following table outlines the amount of cash dividends declared per share for the Class A Shares and Class B Common Shares for each of the three most recently completed financial years.

Dividends Paid	Total for the Year
(Canadian $)

2004	$ 0.48

2003	$ 0.48

2002	$ 0.48

In February 2005, the Board of Directors’ approved a reduction in the quarterly dividend payment from $0.12 Canadian to $0.06 Canadian. The Company’s current intention is to pay quarterly dividends of $0.06 per share in 2005. The declaration and payment of dividends is at the sole discretion of the Board of Directors.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The classes and maximum number of shares that the Company is authorized to issue include:

(i)	an unlimited number of Class A Shares;
(ii)	9,000,000 Class B Common Shares; and
(iii)	an unlimited number of preference shares, issuable in series (the “Preference Shares”).

No Preference Shares have been issued.

Dividends

The holders of Class A Shares and Class B Common Shares shall be entitled to receive dividends and the Company shall pay dividends, as and when declared by the Board of Directors. All dividends declared on both the Class A Shares and Class B Common Shares shall be paid in equal amounts per share and at the same time. The Preference Shares shall be entitled to priority over the Class A Shares and Class B Common Shares of the Company and over any other shares of any other class of the Company ranking junior to the Preference Shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

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Dissolution

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any shares ranking senior to the Class A Shares and Class B Common Shares with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Class A Shares and Class B Common Shares then outstanding shall be entitled to receive the remaining property and assets of the Company in equal amounts per share and at the same time.

Voting Rights

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class. The holders of the Class A Shares are entitled, voting separately as a class, to elect two directors at each annual meeting of the shareholders of the Company.

The holders of the Class B Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have five votes for each Class B Common Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. 13.5% of the aggregate voting rights attached to the Company’s securities are represented by Class A Shares.

Any holders of Preference Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

Conversion Rights

The Class B Common Shares may be converted at any time by the holder or holders into fully-paid Class A Shares of the Company on the basis of one Class A Share for each Class B Common Share held; provided, that in the event of liquidation, dissolution or winding-up of the Company, such right of conversion shall cease and expire on the date of such liquidation, dissolution or winding-up.

MARKET FOR SECURITIES

Trading Price and Volume

The Class A Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol WCS.SV.A and on the NASDAQ under the trading symbol WCST. The Class

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B Common Shares are not listed on a stock exchange. The holders of the Class A Shares are entitled to one vote per share. The holders of the Class B Common Shares are entitled to 5 votes per share.

The following table sets forth the reported high and low closing prices and trading volumes of the Class A Shares of Wescast on the TSX for the periods indicated.

	Common Shares (WCS.SV.A)

Month	High ($)	Low ($)	Volume Traded

2004/December	33.00	31.80	146,513

2004/November	33.00	31.61	68,133

2004/October	34.35	32.60	194,751

2004/September	35.75	33.00	31,443

2004/August	37.00	35.50	50,422

2004/July	35.00	32.01	319,697

2004/June	33.30	32.00	189,510

2004/May	36.50	33.92	151,755

2004/April	39.55	34.00	291,449

2004/March	39.50	36.50	452,913

2004/February	40.00	36.75	107,602

2004/January	40.84	38.00	90,206

Takeover Bid Protection

The Company and the holders of Class B Common Shares entered into an agreement on November 1, 1994 (as amended by agreement dated January 1, 1996, the “Coattail Agreement”) with a trustee (the “Coattail Trustee”) in order to provide the holders of Class A Shares with specified rights in the event that a takeover bid (as defined under Ontario securities law) having certain characteristics is made for the Class B Common Shares. A takeover bid is generally defined under Ontario securities laws as an offer to acquire outstanding equity or voting shares by an offeror who, after the bid, would own more than 20% of the shares of the class which is the subject of the bid. Under securities law applicable in Canada, and apart from the Coattail Agreement, an offer to purchase Class B Common Shares would not necessarily require that an offer be made to purchase Class A Shares.

DIRECTORS AND OFFICERS

Directors

The following table sets out the directors of Wescast as at January 2, 2005 and for each director his or her province or state and country of residence, principal occupation during the 5 preceding years and the period each director has served as a director.

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All directors are elected on an annual basis at the Annual General Meeting.

Name and Province/State	Director	Position	Principal Occupation During the
and Country	Since		Five Preceding Years
of Residence

Edward G. Frackowiak (2) (4)	1992	Chairman and Chief	Executive Chairman of the Company since
Ontario, Canada		Executive Officer	May 2003. Prior to that, Mr. Frackowiak
			was Vice President and General
			Counsel/Canada of First American Title
			Insurance Company (title insurance
			company).
William R. LeVan (2) (3)	1991	Director	Vice President, Technology of the
Ontario, Canada			Company until January 13, 2004. Prior to
			that, Mr. LeVan was Vice President,
			Manufacturing from 1997 to 2000.
Lawrence G. Tapp(1) (2)	1997	Director	Chairman of the Board of ATS Automation
British Columbia, Canada			Tooling Systems Inc. (designer and
(Lead Independent Director)			producer of turn-key automated
			manufacturing and test systems). Prior
			to that, Mr. Tapp was Dean of the
			Richard Ivey School of Business,
			University of Western Ontario.
J. Dwane Baumgardner (1) (3)	1998	Director	Retired Vice Chairman and President,
Michigan, United States			Magna Donnelly Corporation (automotive
			parts supplier).
Hugh W. Sloan Jr. (2) (3)	1998	Director	Deputy Chairman of the Woodbridge Foam
Michigan, United States			Corporation (automotive parts supplier)
			since 1998. Prior to that, Mr. Sloan was
			President of the Woodbridge Automotive
			Group (automotive parts supplier).
J. Emilien Bolduc (1)	1999	Director	Retired Vice Chairman of Royal Bank of
Quebec, Canada			Canada.
Robert A. Canuel (3)	2003	Director	Vice President Human Resources of
Ontario, Canada			Hallmark Canada (a manufacturer/
			distributor of social expression products).

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Name and Province/State	Director	Position	Principal Occupation During the
and Country	Since		Five Preceding Years
of Residence

Mary Theresa McLeod (1) (2)	2003	Director	Member and Director of the Ontario
Ontario, Canada			Securities Commission. Founder and
President of McLeod Capital Corporation
(a financial and regulatory consulting
firm).
Daniel Lam(1)	2004	Director	Senior Vice President and Director at
Ontario, Canada			Hampton Securities Inc. Prior to that,
Mr. Lam was Vice President & Director of
HSBC Securities Canada Inc.
James R. Barton (3)	Appointed	Director	Chief Operating Officer, Dupont Canada
Ontario, Canada			Inc. (a diversified science company
serving the agricultural, electronic,
communications, safety and protection
markets).

(1)   Member of the Audit Committee.
(2)   Member of the Nominating and Corporate Governance Committee.
(3)   Member of the Human Resources Committee.
(4)   Ex-officio member of the Human Resources Committee. Mr. Frackowiak attends Audit
      Committee meetings at the invitation of the Audit Committee but does not participate in any decision-making or voting of the Audit Committee.

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Officers

The executive officers of Wescast as at January 2, 2005, were as follows:

Name and Province/State	Position	Principal Occupation During the
and Country		Five Preceding Years
of Residence

Edward G. Frackowiak	Chairman and Chief Executive Officer	Chairman and CEO of the Company since
Ontario, Canada		May 2004. Executive Chairman of the
Company from May 2003 to May 2004.
Prior to that, Mr. Frackowiak was Vice
President and General Counsel/Canada of
First American Title Insurance Company
(title insurance company).
Gordon E. Currie	Vice President and Chief Financial Officer	Vice President and Chief Financial
Ontario, Canada		Officer of the Company since July 2003.
Prior to that, Mr. Currie was Vice
President, Treasurer and Chief Financial
Officer of Emco Limited
(distributor/manufacturer of building
products).
Paul A. Lawrence	Vice President, Sales and Marketing	Vice President, Sales and Marketing of
Ontario, Canada		the Company.
Larry D. Cerson	Vice President, Manufacturing	Vice President, Manufacturing since July
Ontario, Canada		2004. Prior to that Mr. Cerson held the
position of Director, New Products of
the Company from 2001. Prior to that,
he was the General Manager, Weslin
Hungary Autoipari Rt. Mr. Cerson has
worked for the Company for over 37 years.
Gordon D. Orlikow	Vice President, Human Resources	Vice President People - Rouge Valley
Ontario, Canada	(effective November 2004)	Health System (provider of integrated
health care services) 2003-2004. Prior
to that Mr. Orlikow was Senior Vice
President, People, at Alderwoods Group
(provider of integrated death services)
1993-2003.

The number and percentage of securities of each class of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by all directors and officers of the Company as a group, was approximately 20,047 shares or 0.3% of

wescast industries inc.	Annual Information Form	Page 26

the Class A Shares as at March 18, 2005. Pursuant to the terms of the LeVan Family Voting Trust Agreement dated October 25, 1994, Mr. Edward Frackowiak as trustee exercises the votes attached to the 7,376,607 Class B Common Shares held pursuant to the Agreement in accordance with the voting directions given by the holders of a majority of the Class B Common Shares held pursuant to the Agreement. Mr. Frackowiak does not beneficially own, control or direct these shares.

Additional Disclosure for Directors and Officers

To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s Class A shareholders is Computershare Investor Services Inc. The register of the Class A Shares is maintained at Computershare’s office in Toronto (100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1).

INTERESTS OF EXPERTS

The Company’s auditors are Deloitte & Touche LLP, 4210 King Street East, Kitchener, Ontario, N2P 2G5. The Company’s consolidated financial statements as at January 2, 2005 have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

CODE OF ETHICS

The Company has established a Code of Business Conduct applicable to all employees, officers and directors. The Code of Business Conduct is available without charge by contacting the Corporate Secretary at 150 Savannah Oaks Drive, Brantford, Ontario, N3T 5L8, or by email to corp.secretary@wescast.com.

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AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

In 2004, the Audit Committee of the Company was composed of the following five members: J. Emilien Bolduc (Chair), J. Dwane Baumgardner, L.G. Tapp, M.T. McLeod and D. Lam. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

Financial Literacy

The Board of Directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and Nasdaq rules.

Audit Committee Financial Expert

Wescast’s board of directors has determined that it has an audit committee financial expert (as such term is defined in the rules and regulations of the Securities and Exchange Commission “SEC”) serving on its audit committee. Mr. J. Emilien Bolduc has been determined to be an “audit committee financial expert” and is independent (as that term is defined by The NASDAQ Stock Market, Inc.‘s listing standards applicable to Wescast). The Board has made this determination based on the education and breadth and depth of experience of this member of the Committee. The SEC has indicated that the designation of Mr. Bolduc as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the audit committee and board of directors in absence of such designation, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Mr. Bolduc obtained a Bachelor’s and Masters Degree in Commercial Science from Laval University. He is a retired Vice Chairman of the Royal Bank and has held various international positions with the Bank throughout his career including Chief Internal Auditor and chief Financial Officer. He was also a director of several Royal Bank subsidiaries.

Mr. Baumgardner retired as Vice Chairman and President, Magna Donnelly Corporation in 2003. For over 20 years, he supervised the CFO at Donnelly Corporation. He is also a director and member of the Audit Committee of SL Industries, Inc.

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Mr. Tapp has an EMBA from the University of Kansas and was the Dean of the Richard Ivey School of Business at The University of Western Ontario. He continues as a professor at that school regarding corporate governance and business strategy. He is also Chairman of Tapp Technologies Inc. and is chairman and a member of several audit committees of public companies.

Mrs. McLeod obtained a B.A. from the University of Ottawa and an MBA – Finance Concentration from The University of Western Ontario. She has 20 years experience as an investment banker with three major Canadian investment dealers and was a Managing Director or equivalent for 15 of those years. She is also a member of the Institute of Chartered Financial Analysts and has spent several years as a corporate director, primarily since 1997 as a member of audit committees.

Mr. Lam holds a B.A. in Mathematics, Business Studies and Motion Picture Studies from York University as well as an EMBA from The University of Western Ontario. He is currently Senior Vice President and a Director at Hampton Securities Inc. and Hampton Securities (Asia) Limited. He was also a Vice President and a Director of HSBC Securities Canada Inc. He has taught both Accounting and Financial Accounting and Financial Analysis at York University. Daniel Lam is not standing for re-election at the Annual Shareholders’ Meeting on May 9, 2005.

Auditors’ Service Fees

Deloitte & Touche LLP has been the company’s auditor since February 26, 2003. The approximate fees billed for professional services rendered by Deloitte & Touche LLP, Wescast’s principal auditor for the year ended January 2, 2005, and December 28, 2003 are set out below:

	Fees billed by Deloitte	Fees billed by	Fees billed by Grant
	& Touche LLP in	Deloitte & Touche	Thornton LLP in
	2004 ($)	LLP in 2003 ($)	2003 ($)

Audit Fees (1)	210,000	90,000	60,300

Audit Related Fees (2)	0	0	10,800

Tax Fees (3)	638,500	519,000	30,300

All Other Fees	0	0	0

Total	848,500	609,000	101,400

(1)	For the audit of Wescast’s annual financial statements and services normally provided by the principal auditor in connection with Wescast’s statutory and regulatory filings.
(2)	For assurance and related services that are reasonably related to the performance of the audit and are not reported in (1), including accounting consultations and various agreed upon procedures.
(3)

For tax compliance, advice, planning and return preparation and for services related to the submission and receipt of investment tax credits earned from Scientific Research and Experimental Development (SR&ED) qualified expenditures. These fees include administration charges and out-of-pocket costs.

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Audit Committee – Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for overseeing the work of the independent auditors and considering whether the provision of services, other than audit services, is compatible with maintaining the auditors’ independence. The Company has adopted a policy regarding the Audit Committee’s pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Committee determines, at least once a year, which audit services, audit-related services, tax services and other permissible non-audit services to pre-approve and creates a list of such pre-approved services, some with pre-approved fee thresholds.

At each regularly scheduled Audit Committee meeting, senior management provides the Audit Committee with the following:

•	A report summarizing the services, or grouping of related services, including fees, provided by the independent auditor; and

•	An updated projection for the current fiscal year, presented in a manner consistent with the proxy disclosure requirements, of the estimated annual fees to be paid to the independent auditor.

All fees paid to Wescast’s external auditors in 2004 were approved by Wescast’s Audit Committee.

MATERAL CONTRACTS

There are no material contracts entered into by the Corporation on or after January 1, 2002, other than contracts entered into in the ordinary course of business.

ADDITIONAL INFORMATION

Additional information about Wescast is available on the Company’s web site at www.wescast.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.

Additional information, including information concerning directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans where applicable, is contained in the Company’s Management Proxy Circular dated March 18, 2005, for the Annual Meeting of Shareholders for the year ended January 2, 2005.

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Additional financial information is provided in the Company’s comparative audited consolidated financial statements and Management’s Discussion and Analysis in the 2004 Annual Report of Wescast for its fiscal year ended January 2, 2005.

Copies of the Annual Information Form, as well as copies of the 2004 Annual Report of Wescast for the year ended January 2, 2005 and Proxy Circular dated March 18, 2005 may be obtained from:

Wescast Industries Inc.
Corporate Secretary
150 Savannah Oaks Drive
Brantford Ontario
Canada N3T 5L8

Telephone:	519-750-0000
Fax:	519-720-1629
Email:	corp.secretary@wescast.com

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Appendix I

WESCAST INDUSTRIES INC.

AUDIT COMMITTEE CHARTER

By appropriate resolution of the Board of Directors of Wescast Industries Inc. (the “Board”), the Audit Committee (the “Committee”) has been established as a standing committee of the Board with the terms of reference set forth below. Unless the context requires otherwise, the term “Company” refers to Wescast Industries Inc. and its subsidiaries and the term “internal auditor” refers to the Director of Audit Services of the Company.

1.     PURPOSE

1.1 The Committee’s purpose is to:

(a)	assist Board oversight of:

(i)	the integrity of the Company’s financial statements, Management’s Discussion and Analysis of Operating Performance (“MD&A”) and other financial reporting;

(ii)	the Company’s compliance with legal and regulatory requirements;

(iii)	the external auditor’s qualifications, independence and performance;

(iv)	the performance of the Company’s internal audit function and internal auditor;

(v)	the communication among the external auditor, the internal auditor, management and the Board;

(vi)	the review and approval of any related party transactions; and

(vii)	any other matters as defined by the Board; and

(b)	prepare and/or approve any report that is required by law or regulation to be included in any of the Company’s public disclosure documents relating to the Committee.

2.     COMMITTEE MEMBERSHIP

2.1 Number of Members - The Committee shall consist of not fewer than three members.

2.2 Independence of Members - Each member of the Committee shall:

wescast industries inc.	Annual Information Form	Page 32

(a)	be a member of the Board;

(b)	not be an officer or employee of the Company or any of its affiliates;

(c)	be an unrelated director for the purposes of the Toronto Stock Exchange (the “TSX”) Corporate Governance Policy ;

(d)

satisfy the independence requirements applicable to members of audit committees under each of the rules of Nasdaq, Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“MI 52-110”), the rules of the U.S. Securities and Exchange Commission (the “SEC”) and other applicable laws and regulations; and

(e)	not have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

2.3   Financial Literacy – Each member of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under the TSX Corporate Governance Policy, the rules of Nasdaq, MI 52-110 and other applicable laws and regulations.

2.4   Accounting or Related Financial Experience – At least one member of the Committee shall satisfy the financial expertise and experience requirements under the TSX Corporate Governance Policy and the rules of Nasdaq.

2.5   Annual Appointment of Members — The Committee and its Chair shall be appointed annually by the Board and each member of the Committee shall serve at the pleasure of the Board until he or she resigns, is removed or ceases to be a Director of the Company.

3.     COMMITTEE MEETINGS

3.1   Time and Place of Meetings — The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, that the Committee shall meet at least quarterly, a majority of the members of the Committee shall constitute a quorum, and the Committee shall maintain minutes or other records of its meetings and activities.

3.2   In Camera Meetings — As part of each meeting of the Committee at which it recommends that the Board approve the annual audited financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with each of the persons set forth below to discuss and review specific issues as appropriate:

(a)	management;

(b)	the external auditor; and

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(c)	the internal auditor.

4.     COMMITTEE AUTHORITY AND RESOURCES

4.1   Direct Channels of Communication — The Committee shall have direct channels of communication with the Company’s internal and external auditors to discuss and review specific issues as appropriate.

4.2   Retaining and Compensating Advisors – The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the external auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

4.3   Funding – The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation of the external auditor and any advisor retained by the Committee under Section 4.2 of this Charter and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

4.4   Investigations – The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

5.     REMUNERATION OF COMMITTEE MEMBERS

5.1   Director Fees Only — No member of the Committee may accept, directly or indirectly, fees from the Company or any of its subsidiaries other than remuneration for acting as a member of the Committee, the Board or any other committee of the Board.

5.2   Other Payments — For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company. For purposes of Section 5.1, the indirect acceptance by a member of the Committee of any fee includes acceptance of a fee by an immediate family member or a partner, member or executive officer of, or a person who occupies a similar position with, an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any of its subsidiaries, other than limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity.

6.     DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

6.1   Overview — The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and the external auditor is responsible for auditing those financial statements.

The Committee’s specific duties and responsibilities are as follows:

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(a)	Financial and Related Information —

(i)

Annual Financial Statements — The Committee shall review and discuss with management and the external auditor the Company’s annual financial statements and related MD&A and report thereon to the Board before the Board approves such statements and MD&A;

(ii)

Interim Financial Statements – The Committee shall review and discuss with management and the external auditor the Company’s interim financial statements and related MD&A and report thereon to the Board before the Board approves such statements and MD&A;

(iii)

Prospectuses and Other Documents — The Committee shall review and discuss with management and the external auditor the financial information, financial statements and related MD&A appearing in any prospectus, annual report, annual information form, management information circular or any other public disclosure document prior to its public release or filing and, if requested by the Board, report thereon to the Board;

(iv)

Accounting Treatment – Prior to the completion of the annual external audit, and at any other time deemed advisable by the Committee, the Committee shall review and discuss with management and the external auditor (and shall arrange for the documentation of such discussions in a manner it deems appropriate) the quality and not just the acceptability of the Company’s accounting principles and financial statement presentation, including, without limitation, the following:

(A)

all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events impact those determinations and an assessment of management’s disclosures along with any significant proposed modifications by the auditors that were not included;

(B)

all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including, without limitation, ramification of the use of such alternative disclosure and treatments, and the treatment preferred by the external auditor, which discussion should address recognition, measurement and disclosure consideration related to the accounting for specific transactions as well as general accounting policies. Communications regarding specific transactions should

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identify the underlying facts, financial statement accounts impacted and applicability of existing corporate accounting policies to the transaction. Communications regarding general accounting policies should focus on the initial selection of, and changes in, significant accounting policies, the impact of management’s judgments and accounting estimates and the external auditor’s judgments about the quality of the Company’s accounting principles. Communications regarding specific transactions and general accounting policies should include the range of alternatives available under generally accepted accounting principles discussed by management and the auditors and the reasons for selecting the chosen treatment or policy. If the external auditor’s preferred accounting treatment or accounting policy is not selected, the reasons therefore should also be reported to the Committee;

(C)

other material written communications between the external auditor and management, such as any management letter, schedule of unadjusted differences, listing of adjustments and reclassifications not recorded, management representation letter, report on observations and recommendations on internal controls, engagement letter and independence letter; and

(D)	the adequacy of the Company’s internal controls and any special audit steps adopted in light of control deficiencies.

(v)	Disclosure of Other Financial Information — The Committee shall:

(A)

review, and discuss generally with management the type and presentation of information to be included in, all public disclosure by the Company containing audited, unaudited or forward-looking financial information in advance of its public release by the Company, including, without limitation, earnings guidance and financial information based on unreleased financial statements; and

(B)

satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures.

(b)	External Auditor —

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(i)

Authority with Respect to External Auditor — As representative of the Company’s shareholders and as a committee of the Board, the Committee shall be directly responsible for the appointment, compensation, retention, termination and oversight of the work of the external auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. In this capacity, the Committee shall have sole authority for recommending to the Board the person to be proposed to the Company’s shareholders for appointment as external auditor, whether at any time the incumbent external auditor should be removed from office, and the compensation of the external auditor. The Committee shall require the external auditor to confirm in an engagement letter to the Committee each year that the external auditor is accountable to the Board and the Committee as representatives of shareholders and that it will report directly to the Committee.

(ii)

Approval of Audit Plan — The Committee shall approve, prior to the external auditor’s audit, the external auditor’s audit plan (including, without limitation, staffing), the scope of the external auditor’s review and all related fees.

(iii)	Independence — The Committee shall satisfy itself as to the independence of the external auditor. As part of this process:

(A)

The Committee shall require the external auditor to submit on a periodic basis to the Committee a formal written statement confirming its independence under applicable laws and regulations and delineating all relationships between the auditor and the Company and the Committee shall actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and take, or recommend that the Board take any action the Committee considers appropriate in response to such report to satisfy itself of the external auditor’s independence.

(B)

In accordance with applicable laws and regulations, the Committee shall pre-approve any non-audit services (including, without limitation, fees therefore) provided to the Company or its subsidiaries by the external auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the external auditor’s independence, including,

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without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the external auditor to review any advice rendered by the external auditor in connection with the provision of non-audit services. The Chair may approve additional non-audit services that arise between Committee meetings, provided that the Chair reports any such approvals to the Committee at the next scheduled meeting.

(C)	The Committee shall establish a policy setting out the restrictions on the Company hiring employees and former employees of the Company’s external auditor or former external auditor.

(iv)

Rotating of Auditor Partner — The Committee shall evaluate the performance of the external auditor and whether it is appropriate to adopt a policy of rotating lead or responsible partners of the external auditors.

(v)

Regulatory Matters — The Committee shall obtain from the external auditor assurance of compliance with Section 10A of the Securities Exchange Act of 1934. The Committee shall discuss with the external auditor the matters required to be discussed by Statement on Auditing Standards No. 61 and Section 5741 of the CICA Handbook – Assurance relating to the conduct of the audit.

(c)	Internal Audit Function — Controls –

(i)	Regular Reporting — The internal auditor shall report regularly to the Committee.

(ii)

Oversight of Internal Controls — The Committee shall oversee management’s design and implementation of and reporting on the Company’s internal controls and review the adequacy and effectiveness of management’s financial information systems and internal controls. The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make any changes it deems devisable in respect of the internal audit function.

(iii)

Review of Audit Problems — The Committee shall review with the internal auditor: any problem or difficulties the internal auditor may have encountered, including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

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(iv)

Review of Internal Auditor — The Committee shall review the appointment, performance and replacement of the senior internal auditing executives and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(d)	Whistle Blowing — The Committee shall establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(e)

Related Party Transactions – The Committee shall review and approve any transaction between the Company and a related party and any transaction involving the Company and another party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arms’ length basis.

(f)

Liaison – The Committee shall review and ensure that appropriate liaison and co-operation exist between the external auditor and the internal auditor and provide a direct channel of communication between the external and internal auditors and the Committee.

(g)

Public Reports — The Committee shall prepare and/or approve any report that is required by law or regulation to be included in any of the Company’s public disclosure documents relating to the Committee.

(h)	Other Matters – The Committee may, in addition to the foregoing, perform such other functions as may be necessary or appropriate for the performance of its oversight function.

7.     EVALUATION OF CHARTER

7.1   Amendments to Charter –

(a)	Review by Audit Committee — On at least an annual basis, the Committee shall review and discuss the adequacy of this Charter and recommend any proposed changes to the Board of Directors.

(b)	Review by Board – The Board will review and reassess the adequacy of the Charter on an annual basis and at such other times as it considers appropriate.

8.     LEGISLATIVE AND REGULATORY REQUIREMENTS

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8.1  Compliance – It is the Board’s intention that this mandate shall reflect all legislative and regulatory requirements applicable to the Committee.

9. CURRENCY OF CHARTER

9.1  Currency of Charter - This Charter was last revised on March 30, 2004.

This Charter was reviewed by Canadian and US Securities counsel in January 2005. The Audit Committee reviewed it on February 21, 2005. No revisions were required.

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